Pricing Term Sheet

Filed Pursuant to Rule 433

to Preliminary Prospectus dated June 7, 2022

Registration Statement No. 333-255225

Date: June 7, 2022

Allegion plc

Issuer:	Allegion US Holding Company Inc.

Guarantor:	Allegion plc

Security:	Unsecured Senior Notes

Ratings(1):	Baa2 (stable)/ BBB (stable) / BBB- (stable)

Format:	SEC-Registered

Security Description:	5.411% Senior Notes due 2032 (the “Notes”)

Maturity Date:	July 1, 2032

Principal Amount:	$600,000,000

Gross Proceeds:	$599,988,000

Net Proceeds (Before Expenses):	$596,088,000

Coupon:	5.411%

Offering Price:	99.998%

Yield to Maturity:	5.411%

Spread to Benchmark Treasury:	+ 245 bps

Benchmark Treasury:	2.875% UST due May 15, 2032

Benchmark Treasury Price and Yield:	99-08+ / 2.961%

Trade Date:	June 7, 2022

Settlement Date(2):	June 22, 2022 (T+10)

Record Dates:	Every December 15 and June 15 preceding each Interest Payment Date

Interest Payment Dates:	Semi-annually on January 1 and July 1 of each year, beginning on January 1, 2023

Make-Whole Call:	Make-whole call at T+40 bps prior to April 1, 2032

Par Call:	Beginning on April 1, 2032

Special Redemption for Taxation Reasons:	Special optional redemption at 100% of principal plus accrued and unpaid interest upon the occurrence of specified tax events described under the caption “Description of the Notes—Redemption for Taxation Reasons” in the Preliminary Prospectus.

Change of Control Repurchase Event Put:	At 101% of principal plus accrued and unpaid interest

Listing:	The Issuer will use its reasonable best efforts to list the Notes on the New York Stock Exchange. The Issuer cannot assure you that the Notes will be listed, or if listed, that such listing will be maintained for the term of the Notes.

Denominations:	$2,000 x $1,000

Bond Identifiers:	CUSIP: 01748T AC5

ISIN: US01748TAC53

Bookrunners:	Goldman Sachs & Co. LLC BofA Securities, Inc. J.P. Morgan Securities LLC BNP Paribas Securities Corp. Citigroup Global Markets Inc. Wells Fargo Securities, LLC

Co-Managers:	Fifth Third Securities, Inc. Huntington Securities, Inc. PNC Capital Markets LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

(1)

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

(2)

We expect that delivery of the notes will be made against payment therefor on or about June 22, 2022, which is the 10 business day following the date of pricing of the notes (this settlement cycle being referred to as “T+10”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next seven succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The Issuer has filed an effective registration statement with the U.S. Securities and Exchange Commission (SEC) for this offering and encourages investors to read it (including the accompanying prospectus, the Preliminary Prospectus and the information incorporated by reference therein) for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may also be obtained by contacting Goldman Sachs & Co. LLC at the following address: 200 West Street, New York, New York 10282, Attn: Prospectus Department, or by calling 1-866-471-2526; BofA Securities, Inc. at the following address: NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, North Carolina, 28255-0001, Attn: Prospectus Department, or by calling 1-800-294-1322, or by emailing dg.prospectus_requests@baml.com, or J.P. Morgan Securities LLC at the following address: J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York, 10179, Attn: Investment Grade Syndicate Desk, 3rd Floor, or by calling collect 1-212-834-4533.

This pricing term sheet is dated June 7, 2022. The information in this pricing term sheet supplements the preliminary prospectus of the Issuer, dated June 7, 2022 (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information contained therein. This pricing term sheet is otherwise qualified in its entirety by reference to the Preliminary Prospectus. Financial information presented in the Preliminary Prospectus or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus, including the documents incorporated by reference therein, before making a decision in connection with an investment in the Notes.

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